Certain information has been excluded from this exhibit because it (i) is not material and

(ii) would be competitively harmful if publicly disclosed.

AMENDED AND RESTATED LICENSE AGREEMENT

LICENSE AGREEMENT (“Agreement”), effective as of August 25th, 2021 (the “Effective Date”) and as amended and restated on November 30th, 2022 (the “Restatement Date”), by and between Reflection Asset Management, LLC (“Licensee”), a South Carolina limited liability company, and Our Sphere, Inc. (“Licensor”), a Delaware corporation.

WHEREAS, Licensor owns rights in and to the data (the “Licensor’s Index Data”) that has been and shall continue to be utilized to create and maintain an index used for the Product, currently named the Sphere 500 Fossil Free Index (the “Licensor’s Index”);

WHEREAS, Licensor owns rights in and to the Licensor’s Index which shall be used to create and maintain a mutual fund which will seek to track the performance of the Sphere Index (hereafter, the “Fund” or the “Product”);

WHEREAS, Licensor granted Licensee rights under the Original Agreement to use the Licensor Index Data and Licensor Index in accordance with the terms of this Agreement;

WHEREAS, Licensor has trademark, service mark and/or other rights to the designations among others (such rights being referred to as the “Trademarks,” with a listing of the same in Exhibit A) and has copyrights, trade secrets and other proprietary rights in the Licensor’s Index and Licensor’s Index Data (the “Other IP Rights”);

WHEREAS, the Parties entered into this Agreement on, and made this Agreement effective as of, the Effective Date (the “Original Agreement”);

WHERAS, the Parties now wish to make certain amendments to the terms of the Original Agreement and have agreed to amend and restate the Original Agreement in the form of this Agreement as of the Restatement Date (the “Restated Agreement”);

WHEREAS, Licensor and Licensee have entered into a separate Services Agreement (the “Service Agreement”) with respect to services to be provided by the Licensee to the Licensor in respect of the Product; and the parties hereto agree as follows:

(a)	The License. Subject to section 1(b) below, Licensor hereby grants to Licensee a limited, non-exclusive, non-transferable, non-sublicensable, revocable, U.S. license to use the Licensor’s Index and the Licensor’s Index Data to create and from time to time maintain the Product. Licensor also hereby grants to Licensee a limited, non-exclusive, non-transferable, non- sublicensable, revocable, U.S. license to use the Licensor’s Index Data, the Licensor’s Index, the Trademarks and the Other IP Rights, in connection with the creation, marketing, advertising, promotion, offer, sale, purchase, distribution and settlement of the Product, and, in connection therewith, to make such disclosure about the Product and Licensor’s Index as required by law or regulation and otherwise as Licensee reasonably deems necessary or desirable (the “License”). For the avoidance of doubt, Licensee shall have no right to sublicense or assign the License, without prior written consent of Licensor. During the Term (as defined herein) and thereafter, Licensee will not challenge the title or right of Licensor in and to the Licensor’s Index Data, the Licensor’s Index, the Trademarks or Other IP Rights, nor will it challenge the validity of the License. It is expressly agreed and understood by Licensee that no rights to use the Trademarks, the Other IP Rights, the Licensor’s Index or Licensor’s Index Data are granted to Licensee under this Agreement other than those specifically described and expressly granted herein and Licensor hereby expressly retains all rights in and to the Licensor’s Index, the Licensor’s Index Data, the Trademarks and the Other IP Rights except for the License.

(b)               Licensor Restriction. During the Term, the Licensor shall not grant a license to a third party to use the Licensor’s Index or the Licensor’s Index Data in the US in respect of a mutual fund or any equivalent or similar product.

(c)               Protection of Licensor’s Rights. Licensor may at its sole expense prepare, file, prosecute and maintain (including defending, conducting or participating in alleged infringements or oppositions) its copyright, trade secret, patent, trademark and other proprietary rights in and to the Licensor’s Index, Licensor’s Index Data, the Trademarks and the Other IP Rights.

(d)               Trademarks. Without limiting the foregoing, Licensee’s right to use and publish the Trademarks is solely in connection with materials relating to the marketing, advertising, offering and promotion of the Product (the “Materials”). Licensee shall add the appropriate trademark symbol or designation (i.e., TM or ®) and shall footnote Licensor’s ownership of the Trademarks wherever they are first mentioned in any printed or on-line materials regarding the Product, or in any manner as Licensor may reasonably designate from time to time. Licensee agrees that it will not use the Trademarks or any reproduction thereof in any Materials or in any other manner without Licensor’s prior written approval. To the extent the Trademarks are used in connection with the trademarks or service marks of Licensee, Licensee agrees that the Trademarks shall be displayed in a substantially equal and equivalent manner with the trademarks and service marks of Licensee. Licensee recognizes the great value of the reputation and goodwill associated with the Trademarks and, in such connection, acknowledges that such goodwill exclusively belongs to Licensor; that Licensee’s use of the Trademarks will inure to the benefit of Licensor; and, that the Trademarks have acquired a secondary meaning in the mind of the purchasing public related to Licensor. The foregoing permission is conditioned on the Licensee: (i) not doing, or omitting to do, or permitting to be done, any act that will or may weaken, damage or be detrimental to the Licensor or the Trademarks or the reputation or goodwill associated with the Licensor, or the Trademarks, or that may invalidate or jeopardize any registration of the Trademarks; (ii) upholding quality standards in relation to the Product which are at least as high as those applied by the Licensee to products which are the same as or similar to the Product as at the Effective Date; (iii) the Licensee not applying for, or obtaining, registration of the Trade marks in any country for any goods or services or any trade or service mark which consists of, or comprises, or is confusingly similar to, the Trademarks; (iv) Licensee using a disclaimer to limit any liability that could be imputed to Licensor (which disclaimer shall be in the form provided in Exhibit B); and (v) such Materials complying with applicable laws and are accurate in all material respects.

(e)               Licensee’s Further Obligations. Licensee will comply with all applicable laws and regulations relating or pertaining to the use, creation, marketing, promotion, advertising, offer, sale, distribution, settlement, and disclosure of the Product and Licensor’s Index, and shall comply with the requirements of any regulatory agencies which shall have jurisdiction over the Product and Licensor’s Index.

(f)                Third Parties. Subject to section 5, the Licensee shall not disseminate the Licensor’s Index or the Licensor’s Index Data externally or grant third parties access to the Licensor’s Index or the Licensor’s Index Data, except that the Licensee may disclose the Licensor’s Index or the Licensor’s Index Data: (A) to the extent required to comply with applicable laws, regulations or requirements of regulatory authorities as amended from time to time, and (B) to its professional advisors (such as its legal advisers) for the purposes of procuring professional advice or services, in both cases (A) and (B) on the basis that, to the extent permitted by applicable laws, the Licensee informs the Licensor in writing prior to any such disclosure and further in the case of (B) on the basis that the professional advisors are bound by confidentiality obligations in relation to the Licensor’s Index or the Licensor’s Index Data which are no less onerous than the confidentiality provisions imposed on the Licensee in this Agreement in relation to Licensor’s Index or the Licensor’s Index Data.

(g)               IT Systems. The Licensee shall be responsible for having and maintaining an appropriate information technology system that is suitable to receive and/or enable the use of the Licensor’s Index or the Licensor’s Index Data and obtaining any licenses for use of such an information technology system. The Licensor shall not be liable in any circumstances for any losses arising directly or indirectly out of the incompatibility or failure of the information technology system with or in relation to the Licensor’s Index or provision of the Licensor’s Index or the Licensor’s Index Data and/or the use or misuse by the Licensee of the information technology system or any software. If the Licensor provides the Licensee with one or more passwords or other security measure in connection with this Agreement (and the license and services provided hereunder) then the Licensee shall ensure that the passwords are protected and only used by authorized personnel and shall comply with any security procedures or technical requirements that have been notified to the Licensee by the Licensor. The Licensee shall promptly inform the Licensor with all relevant details if the Licensee has reason to believe that the safety, security or confidentiality of any password or the Licensor’s Index or the Licensor’s Index Data

has been or may be compromised, and the Licensee shall reasonably cooperate with Licensor in connection with the investigation and resolution of the foregoing.

2.	Term.

The initial Term (“Initial Term”) of this Agreement shall commence on the Effective Date and shall continue in effect thereafter until the tenth anniversary of the Effective Date unless earlier terminated in accordance with Section 3 hereof. The Initial Term shall automatically extend for an additional one-year term (each, a “Renewal Term”) on the fifth anniversary of the Initial Term and each subsequent Renewal Term; provided that neither party gives the other party written notice ninety (90) days prior to the end of the Initial Term or any Renewal Term of its intent to terminate the Agreement. The Initial Term and all Renewal Term are collectively the “Term”.

3.	Termination.

(a)               Termination for Breach. In the case of breach of any of the material terms or conditions of this Agreement by either party, the other party may terminate this Agreement by giving thirty (30) days prior written notice of its intent to terminate, and such notice shall be effective on the date specified therein for such termination unless the breaching party shall correct such breach within the notice period.

(b)               Termination for Insolvency. Either Party may terminate this Agreement with immediate effect if the other Party is unable to pay its debts when they fall due, ceases to or threatens to cease business, enters into voluntarily or involuntarily becomes the subject of a petition in bankruptcy or of any proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors or is subject to any procedure equivalent to any of the preceding matters in any jurisdiction.

(c)               Termination for material damage. Licensor may terminate this Agreement with immediate effect if Licensor believes (acting reasonably and in good faith) that material damage or harm is occurring to its reputation or goodwill by reason of its continued performance hereunder which is incapable of remedy or if capable of remedy is not remedied within thirty (30) days of the Licensee having received notice advising them of such damage or harm.

(d)               Licensor right to terminate at sole discretion. Notwithstanding anything to the contrary herein, the Licensor shall have the right, in its sole discretion, to cease compiling, calculating and publishing the value of the Licensor’s Index at any time and for any reason, and thereupon to terminate this Agreement (in such event, the Licensor will use commercially reasonable efforts to provide the Licensee with as much prior notice as is reasonably practicable under the circumstances).

(e)               Termination By Licensor for Reasons Other Than Breach. Licensor may terminate this Agreement upon thirty (30) days’ prior written notice to Licensee if (i) Licensor is informed of a change in the legal or regulatory environment, including the final adoption of any legislation or regulation or the issuance of any interpretation that Licensor reasonably determines that its entry into this Agreement or receipt of licensing fees hereunder would have a material adverse tax consequence for Licensor, (ii) Licensor is informed of a change in the legal or regulatory environment, including the final adoption of any legislation or regulation or the issuance of any interpretation that Licensor reasonably determines restricts Licensee’s ability to market, promote or execute a transaction on the Product, or (iii) any material litigation or regulatory proceeding regarding the Licensor’s Index Data or Licensor’s Index is commenced. Additionally, Licensor may immediately terminate this Agreement by written notice to the Licensee (i) if Jason Britton, the current Managing Member of Licensee, ceases active involvement in the day-to-day oversight or management of Licensee.

(f)                Termination upon termination or expiry of the Services Agreement. This Agreement will terminate immediately upon the termination or expiry of the Services Agreement.

(g)               Obligations Upon Termination. Upon the termination of this Agreement, the License shall immediately terminate and Licensee will promptly cease all use of any Licensor’s Index Data, the Licensor’s Index, the Trademarks and Other IP Rights; provided however, that Licensee may use Licensor’s Index Data, the Licensor’s Index, the Trademarks and Other IP Rights to the extent required to comply with all applicable laws, rules and regulations and subject to Section 3(e) hereof. The rights and remedies provided herein shall not be exclusive and are in addition to any other rights and remedies provided by law or this Agreement.

(h)               Licensor Suspension Rights. In addition to the termination rights set forth above, the Licensor may suspend this Agreement in whole or in part (including access to and/or use of the Licensor’s Index Data in whole or in part), if the Licensor reasonably believes it is necessary to maintain the security or integrity of the Licensor’s Index or the Licensor’s index Data or the Licensor’s operations or systems related thereto, including to prevent unauthorized access to or misuse thereof by any person. In any such case, the Licensor shall use commercially reasonable efforts to: (i) notify the Licensee of the suspension, and where practicable, of the reason for the suspension and its expected duration; and (ii) reinstate access or operation once the Licensor reasonably determines that the cause of any such suspension has been satisfactorily addressed.

(i)                 In the event that Licensor gives notice of its intent to terminate this Agreement, Licensor shall have the right but not the obligation to propose a reorganization of the Fund with and into another registered investment company or series thereof. Any such proposal shall be subject to acceptance by the Board of the Fund in the sole discretion of the Fund’s Board. Licensee agrees that it will support any such reorganization proposal that appears to Licensee to be in the best interests of the Fund and its shareholders.

4.	License Fees.

(a)               License Fees. The Licensee shall pay the Licensor the License Fees in the manner set forth on Exhibit C.

(b)               Records; Payment of Fees. On the thirtieth day of each calendar month (or the closest business day thereto where the thirtieth day falls on a non-business day) of the Term, Licensee shall remit all License Fees (as applicable) due for each such prior calendar month by check or electronic funds delivered directly to Licensor or in accordance with written instructions given to Licensee by Licensor.

(c)               VAT. The License Fees and other sums payable under this Agreement are exclusive of VAT (or similar tax) and shall be paid free and clear of all deductions and withholdings whatsoever, unless the deduction or withholding is required by law. If any deduction or withholding is required by law the Licensee shall pay to the Licensor such sum as will, after the deduction or withholding has been made, leave the Licensor with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. If the Licensee is required by law to make a deduction or withholding, the Licensee shall, within five business days of making the deduction or withholding, provide a statement in writing showing the gross amount of the payment, the amount of the sum deducted and the actual amount paid.

(d)               Overdue Payment. In the event of any delay in paying any sum due under this Agreement by the due date, the Licensee shall pay to the Licensor interest on the overdue amount at the rate of 4% per annum above the Bank of America’s prime rate from time to time. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The Licensee shall pay the interest together with the overdue amount.

(e)               Audit Right. During the Term of this Agreement and for a period of three (3) years thereafter the Licensor shall have the right to carry out an audit of the relevant books and records of the Licensee once during any 12 month period (each such period starting on the Effective Date and each successive anniversary thereof) to confirm the Licensee’s compliance with the license and other terms of this Agreement. The Licensee will provide the Licensor with any and all such books and records which may reasonably be required by the Licensor in order to carry out such audit. Any such audit shall be subject to reasonable prior notice to the Licensee. The audit shall be subject to the Licensor entering into a reasonable confidentiality agreement. The Licensor shall not be entitled to access any materials which are legally privileged or which would involve the Licensee being in any breach of duty or confidentiality to its clients or otherwise. The Licensee shall keep such relevant books and records during the term of this Agreement and for a period of three (3) years thereafter or such period following termination as is required by applicable laws whichever is longer.

5.	Product Development and Promotion.

(a)               Advertising and Promotion. Subject to sections 1(d), 1(e) and 5(b) of this Agreement, Licensee may refer to the relevant Licensor’s Index and the Other IP Rights and display the Trademarks in all advertising and offering or promotional and marketing materials referring to the Products, including reference maintained on Licensor’s website subject to the terms hereof.

(b)               Licensee’s Actions. Licensee shall not act in a manner that could negatively affect the goodwill and reputation of Licensor, the Licensor’s Index Data, the Licensor’s Index, the Product, the Other IP Rights and the Trademarks in connection with its use of the Licensor’s Index Data, the Licensor’s Index, the Other IP Rights and any of the Trademarks under this Agreement.

6.	Protection of Value of License.

During the Term of this Agreement, Licensor shall have the option, but not the obligation, at its own expense and in its reasonable discretion, to exercise Licensor’s common law and statutory rights against infringement, misappropriation or violation of the Trademarks, the Other IP Rights, the Licensor’s Index Data and the Licensor’s Index and address any disclosure, misappropriation or violation of Licensee’s rights hereunder. In the event that the Licensor institutes suit against such person or entity, the Licensor shall select counsel of its choice, shall control the litigation, shall bear the entire cost of such action, and shall be entitled to retain any settlement or recovery in connection with such action. At the Licensor’s request, the Licensee will cooperate with the Licensor in any such action. Licensee agrees to notify Licensor of any unauthorized use or infringement of the Licensor’s Index Data, the Licensor’s Index, the Other IP Rights or Trademarks promptly as it comes to Licensee’s attention, and otherwise to reasonably cooperate with Licensor in the maintenance and protection of the Licensor’s Index Data, the Licensor’s Index, the Trademarks and the Other IP Rights (all at Licensor’s expense). Nothing in this Agreement shall confer upon Licensee any right to enforce any rights in the Trademarks, the Other IP Rights, the Licensor’s Index or Licensor’s Index Data.

7.	Proprietary Rights, Confidentiality.

(a)                                      Licensor’s Proprietary Rights. Licensee acknowledges and agrees that the Trademarks, the Other IP Rights, Licensor’s Index and Licensor’s Index Data are the

exclusive property of Licensor, that Licensor has and retains all proprietary rights therein (including, but not limited to trademarks, copyrights, patent rights and rights against misappropriation), and that Licensor has not granted a “naked” license in any of the Trademarks to Licensee. Nothing contained in this Agreement constitutes a license to the Licensee to use the Trademarks, the Other IP Rights, Licensor’s Index and Licensor’s Index Data other than as expressly provided herein. Licensee expressly acknowledges and agrees that the Licensor’s Index Data and the Licensor’s Index is selected, compiled, coordinated, arranged and prepared by

Licensor through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by Licensor. Licensee also expressly acknowledges and agrees that the Licensor’s Index Data, the Licensor’s Index, the Other IP Rights and the Trademarks are valuable assets of Licensor, and Licensee agrees that it will take reasonable measures to prevent any unauthorized use or disclosure of the information provided to it concerning the compilation and calculation of the Licensor’s Index Data, Licensor’s Index and concerning the Other IP Rights, but in no event will such measures be less than Licensee would use to protect its own intellectual property. Without limiting the generality of the foregoing and save as expressly authorized by this Agreement, the Licensee shall not itself (nor authorize any third party to) (nor authorize any third party to)): (i) distribute, display, publish, or otherwise make available the Licensor’s Index and Licensor’s Index Data to any third party or Affiliate; and/or (ii) use the Licensor’s Index and Licensor’s Index Data for research purposes (including in connection with any research reports); and/or (iii) use the Licensor’s Index and Licensor’s Index Data to create financial products other than the Product. Licensee shall not create (nor authorize any third party or Affiliate to create) derivative works or products from, reproduce or further transmit or distribute, the Licensor’s Index and Licensor’s Index Data in any type of format or by any means, including but not limited to the Internet, Intranet or other type of network. Further, the Licensee shall not use (nor authorize any third party or Affiliate to use) the Licensor’s Index and Licensor’s Index Data for investment accounting activities such as back office accounting and audit functions, including, mark to market valuations, brokerage activities, broker/dealer activities, trading and settlement management and reporting, order execution and inventory control; to create any models which are developed in whole or in part by using the Licensor’s Index and Licensor’s Index Data ; or to use the Licensor’s Index and Licensor’s Index Data to construct or facilitate the construction of other indices; or to take the need of Licensee or any third party to continue to use Licensor’s Index and Licensor’s Index Data.

(b)               Confidentiality. Each party shall treat as confidential and shall not disclose or transmit to any third party (i) any documentation or other materials that are marked as “Confidential” by the providing party or that a reasonable person knows or reasonably should understand to be confidential whether or not designated as such, including without limitation, (ii) any other information or materials of the other party disclosed to or to which the receiving party otherwise has access under this Agreement and (iii) the terms of this Agreement (collectively, “Confidential Information”). Confidential Information as described in clauses (i) or (ii) of the preceding sentence shall not include (A) any information that is in the public domain other than by breach of this Agreement or lawfully available to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement or other duty of confidentiality with regard to such information) or (B) any information that is independently developed by the receiving party without use of or reference to information from the providing party.

(c)               Exclusions. Notwithstanding the foregoing, either party may reveal Confidential Information of the other party to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (i) approved in writing by the providing party for disclosure or (ii) required by law, regulatory agency or court order to be disclosed by the receiving party, provided, if permitted by law, that prior written notice of such required disclosure is given to the providing party and provided further that the receiving party shall cooperate with the providing party to limit the extent of such disclosure.

(d)               Obligations on Termination. Upon termination of this Agreement, or at any time at the request and option of the disclosing party, a receiving party shall (a) return to the disclosing party the Confidential Information; or (b) use its best efforts to destroy or permanently erase (on all forms of recordation) the Confidential Information, and, if requested by the disclosing party, acknowledge in writing that all such Confidential Information has in fact been destroyed or permanently erased. Notwithstanding the foregoing, each party may retain those copies to the extent required to comply with all applicable laws, rules and regulations, provided, however, that such Confidential Information will remain subject to the terms and conditions herein.

8.	Warranties.

(a)               By Each Party. Each party represents and warrants to the other that (i) it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it; and (ii) it has not entered and shall not enter into any agreement in conflict with this Agreement or that would interfere with or diminish the rights granted hereunder.

(b)               By Licensor. Licensor represents, warrants and covenants that it has the right, authority and capacity to grant the rights set forth in this Agreement. Licensor further covenants that it will maintain the BITA License for the Term.

(c)               By Licensee. Licensee represents, warrants and covenants that (i) the Product will be issued and sold in compliance in all material respects with all applicable laws, (ii) the Product contracts and any Materials will comply with all applicable laws and shall be accurate in all material respects. The Licensee further agrees expressly to be bound by and furthermore to include or cause to be included the statement contained in Exhibit B (as applicable to the Product) in all Materials (including any materials or documentation that are to be signed by a contract owner of a Licensee Product). The Licensee shall furnish copies of any Materials to the Licensor upon request. Any changes in the statements contained in the disclaimer at Exhibit B must be approved in advance in writing by an authorized officer of the Licensor. The Licensee further agrees to verify the accuracy of the Fund’s portfolio as it relates to the Index and the Index Data and the Fund is an intended third-party beneficiary of this provision.

(d)               Exclusions and Disclaimer. THE LICENSOR’S INDEX AND THE LICENSOR’S INDEX DATA ARE PROVIDED AS IS AND OTHER THAN THE FOREGOING, LICENSOR MAKES NO OTHER EXPRESS WARRANTIES, AND HEREBY DISCLAIMS ANY AND ALL WARRANTIES, DUTIES AND OBLIGATIONS IMPLIED IN LAW, INCLUDING THOSE OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF LICENSOR’S INDEX AND THE LICENSOR’S INDEX DATA OR ANY OTHER DATA RELATED THERETO, AND THE LICENSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE LICENSOR MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO ANY RESULTS TO BE OBTAINED BY THE LICENSEE OR ANY OTHER PERSON OR ENTITY FROM THE USE OF LICENSOR’S INDEX AND THE LICENSOR’S INDEX DATA OR ANY OTHER DATA RELATED THERETO. THE LICENSOR SHALL NOT BE LIABLE TO THE LICENSEE IN THE EVENT THAT THE LICENSOR’S INDEX AND THE LICENSOR’S INDEX DATA IS INTERRUPTED, CHANGED OR BECOME UNAVAILABLE FOR ANY REASON BEYOND ITS REASONABLE CONTROL.

9.	Limitation of Liability.

NEITHER PARTY SHALL HAVE ANY LIABILITY FOR LOST PROFITS OR INDIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL PUNITIVE OR EXEMPLARY DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

10.	Indemnification.

(a)               Indemnification by Licensor. Licensor shall indemnify and hold harmless Licensee and its Affiliates, and its and their assignees, partners, managers, officers, members, directors, employees and agents against any and all judgments, damages, liability, expense, cost or losses of any kind (including reasonable attorneys’ and experts’ fees), and defend any action brought against the same, with respect to any third party claim, action, or proceeding (i) that arises out of or relates to any breach by Licensor of its obligations, or the terms, conditions, representations or warranties under this Agreement or (ii) alleging that any of the Trademarks, the Licensor’s Index Data, the Licensor’s Index or any other materials provided by Licensor hereunder constitutes an infringement, misappropriation or unlawful use or disclosure of any intellectual property or other proprietary rights of a third party.

(b)               Indemnification by Licensee. Licensee shall indemnify and hold harmless Licensor and any entity which controls, is controlled by or is under common control of Licensor (each such entity a “Licensor Affiliate”), and its and their assignees, partners, managers, officers, members, directors, trustees, employees and agents against any and all judgments, damages, liability, expense, cost or losses of any kind (including reasonable attorneys’ fees and experts’ fees), and defend any action brought against the same, with respect to any third party claim, action, or proceeding (i) that arises out of or relates to any breach by Licensee of its obligations, or the terms, conditions, representations or warranties under this Agreement or (ii) that arises out of or relates to the creation, marketing, advertising, promotion, offering, sale, purchase, use, distribution or settlement of the Product.

(c)               Indemnification Procedures. The party seeking indemnification under this Section 10 (the “Indemnified Party”) shall: (i) notify the other party (the “Indemnifying Party”) promptly of any such claim, action or proceeding (provided that failure to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that it is prejudiced by such failure to notify); (ii) grant the Indemnifying Party sole control of its defense and/or settlement; and (iii) reasonably cooperate with the Indemnifying Party in the defense thereof, at the Indemnifying Party’s request and expense. The Indemnified Party shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of the Indemnifying Party without waiving the indemnity hereunder. The Indemnifying Party, in the defense of any such claim, action or proceeding shall not consent to entry of any judgment or enter into any settlement except with the written consent of the Indemnified Party, which either (a) does not include, as an unconditional term, the grant by the claimant to the Indemnified Party of a release of all liabilities in respect of such claims or (b) otherwise adversely affect the rights of or impose obligations upon the Indemnified Party.

11.	Force Majeure

Neither party shall be responsible for any delay or failure in performance of its obligations under this Agreement resulting from acts beyond the control of such party, including but not limited to, any act of God, act of governmental or regulatory authority, act of public enemy, computer or system failure, or due to war, act of terrorism, riot, fire, flood, civil commotion, insurrection, labor difficulty (including without limitation, any strike, or other work stoppage or slowdown), pandemic, or severe or adverse weather conditions.

12.	Other Matters.

(a)               Records. Licensee shall keep accurate books of account and records covering all transactions relating to the License (including, but not limited to records related to the Product and Licensor’s Index, but excluding any documents which are not within its possession or control). Licensor and its authorized representatives shall have the right, at all reasonable business hours of the day and upon reasonable prior notice to examine and audit such books of account and records and all other documents and materials in Licensee’s possession or under its control (including records of Licensee’s Affiliates and third parties, if they are involved in activities which relate to this Agreement) relating to this Agreement. Subject to Licensee’s confidentiality obligations to its clients, Licensor shall have free and full access for such purposes and for the purpose of making extracts and copies. All such books of account and records shall be kept available for at least three

(3) years after the termination or expiration of this Agreement.

(b)               Entire Agreement; Counterparts; Assignment; Headings. This Agreement and the attached Exhibits constitute the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein. For clarity, the Original Agreement is superseded in its entirety by the terms of this Restated Agreement; provided that the foregoing shall not relieve a Party of any right or obligation accruing under the Original Agreement prior to the Restatement Date. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument. Counterparts may be (i) signed electronically, via a digitally-verifiable electronic signature (in accordance with applicable law); and (ii) may be delivered electronically (e.g., by PDF). Such an electronic document shall have the full legal force of a manually-delivered physical copy and shall be subject to the recordkeeping provisions stated herein and as otherwise mandated by applicable law for any other physical or electronic documents. Except as otherwise stated herein, this Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party, without the prior written consent of the other party; any attempt to so assign or transfer this Agreement without such written consent shall be null and void. Headings are included solely for convenience and are not intended to limit or to otherwise be used to interpret the provisions contained thereunder.

(c)               Survival. No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement. Any provision of this Agreement that expressly or by implication is intended to come into or continue in force on or after termination or expiry of this Agreement, including Sections 3(i), 4 (until all License Fees have been paid) and 7 through 12, shall survive any expiration or termination of this Agreement.

(d)               Severability. If any provision, in whole or in part, of this Agreement is held by a court to be void, illegal, unenforceable or otherwise in conflict with the law governing this Agreement, such provision (or portion thereof) shall be deemed to be restated to reflect, as nearly as possible, the original intentions of the parties in accordance with applicable law, and the remaining provisions (and portions thereof) of this Agreement shall continue in full force and effect.

(e)               Notices. All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by email or such address as either party shall specify by a written notice to the other in accordance with this section and deemed given upon receipt:

Notice to Licensee:

Reflection Asset Management LLC 7 Seagrass Lane

Isle of Palms, SC 29451 jbritton@reflectionam.com

Notice to Licensor:

alex@oursphere.org

(f)                Governing Law; Jurisdiction and Venue. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware. The parties hereby consent to the exclusive jurisdiction and venue of any dispute arising under this agreement in the state or federal courts located in Delaware, and hereby waive any objection to such jurisdiction and venue.

(g)               Waiver of Jury Trial. The Parties unconditionally waive their respective rights to a jury trial for any claim or cause of action based upon or arising out of, directly or indirectly, this agreement.

(h)               Amendments and Waivers. The parties may amend, supplement, or rescind this Agreement only by a written agreement that each Party executes. No waiver of any provision of this Agreement shall be effective except pursuant to a writing executed by the Party against whom any waiver is sought to be enforced. No failure or delay in exercising any right or remedy or requiring the satisfaction of any condition under this Agreement, and no course of dealing between the parties, operates as a waiver or estoppel of any right, remedy or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose that it is given and is not to be construed as a waiver on any future occasion or against any other person. No single or partial exercise of any right or remedy under this Agreement precludes the simultaneous or subsequent exercise of any other right or remedy in addition to the remedies set forth herein. Each party reserves all remedies available to it at law or in equity.

(i)                 Independent Contractor. Licensee shall perform as an independent contractor under this Agreement and nothing herein shall be deemed to constitute Licensor as a partner or joint venturer with Licensee. Licensee shall have no right or authority to represent or act for Licensor in any manner or to assume or create any obligation of any kind, express or implied, on behalf of Licensor or authority to bind Licensor in any respect whatsoever.

(j)                 Licensor Advertising. Licensor will not, without the prior written consent of Licensee, (i) use in advertising, publicity, marketing or other promotional materials or activities, the name, trade name, trademark, trade device, service mark or symbol, or any abbreviation, contraction or simulation thereof, of Licensee, its Affiliates or their respective partners or employees, or (ii) represent, directly or indirectly, that any product or any service provided by Licensor has been approved or endorsed by Licensee or any of its Affiliates.

(k)               Licensee Advertising. Licensee will not, without the prior written consent of Licensor and subject to the terms herein, (i) use in advertising, publicity, marketing or other promotional materials, the name, trade name, trademark, trade device, service mark or symbol, or any abbreviation, contraction or simulation thereof of Licensor, any Licensor Affiliate or their respective partners or employees, or (ii) represent, directly or indirectly, that any Product or any service provided by Licensee has been approved or endorsed by Licensor or any Licensor Affiliate. Licensee shall neither state nor imply that the Trademarks are certification marks or an indication of a particular standard of quality.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by a duly authorized representative as of the date first written above.

Exhibit A

Trademarks

SPHERE

Exhibit B

Disclaimer

The Sphere 500 Fossil Free Index and the proprietary data related thereto (the “Index”) are the property of Our Sphere, Inc. (“Sphere”) and are used under license by Reflection Asset Management Inc. Neither Sphere nor any of its affiliates makes any representation, warranty or assurance, express or implied regarding the Index, the advisability of investing in securities generally or in the Sphere 500 Climate Fund, particularly or the ability of the Index to track general market performance or provide positive investment returns. Neither Sphere nor its affiliates are under any obligation or liability in connection with the Sphere 500 Climate Fund. Inclusion of a security within the Index is not a recommendation by Sphere or its affiliates to buy, sell, or hold such security, nor is it considered to be investment advice. Sphere does not guarantee the accuracy and/or the completeness of the Index and Sphere are not and shall not be subject to any damages or liability, direct or indirect, consequential or punitive for any errors, omissions, or delays in or related to the Index.